UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Comera Life Sciences Holdings, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20037C108
(CUSIP Number)

IAF, LLC

c/o 115 Church Street

Charleston, SC 29401

(843) 577-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20037C108	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS
IAF, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
South Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,736,015(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,736,015(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,736,015(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Consists of 2,058,015 shares of Common Stock and 678,000 shares underlying Warrants held directly by the Reporting Person.

(2)	Calculated based on (i) 22,305,138 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 12, 2023, plus (ii) 4,399,016 shares of Common Stock issued in the private placement on July 31, 2023 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2023, and (iii) 678,000 shares of Common Stock underlying Warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

CUSIP No. 20037C108	SCHEDULE 13G	Page 3 of 5

Item 1.	Issuer

(a)	Name of Issuer:

Comera Life Sciences Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

12 Gill Street, Suite 4650

Woburn, Massachusetts 01801

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

IAF, LLC was formed under the laws of the State of South Carolina. The address of the principal business and the principal office of IAF, LLC is c/o 115 Church Street, Charleston, South Carolina 29401 .

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

20037C108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) -- (c)	The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and incorporated herein by reference.

The percent of class was calculated based upon (i) 22,305,138 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2023 filed with the Securities and Exchange Commission on May 12, 2023, plus (ii) 4,399,016 shares of Common Stock issued in the private placement on July 31, 2023 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2023, and (iii) 678,000 shares of Common Stock underlying Warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of common stock owned by the Reporting Person.

CUSIP No. 20037C108	SCHEDULE 13G	Page 4 of 5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 20037C108	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2023

IAF, LLC

/s/ Edward Bennett

Edward Bennett

Authorized Signatory